

September 11, 2015

Via Email
Zhan Chen
Wilson, Sonsini, Goodrich & Rosati P.C.
Jin Mao Tower, 38F Unit 03-04
88 Century Boulevard
Shanghai 200121
The People's Republic of China

>   **Re: Shanda Games Ltd**
>   **Schedule 13E-3/A filed August 27, 2015**
>   **Filed by Shanda Games Ltd., Capitalhold Ltd., Ningxia Yilida Capital**
>   **Investment Limited Partnership, et al.**
>   **SEC File No. 5-85045**

Dear Ms. Chen:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the amended filing above. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your amended filing. Our comments follow.

Schedule 13E-3/A – Reasons for the Merger and the Recommendation of the Special Committee and the Board, page 37

1. Refer to comment 2 in our prior comment letter dated July 28, 2015. With respect to the revised disclosure about the Li-Funds Persons on page 43, revise to provide support for each of the assertions about the Li-Funds Persons and their motivations listed there.

2. Refer to prior comment 3 and your response. Tell us when the updated fairness opinion will be completed and when a revised disclosure document including that update will be filed. Please allow sufficient time for us to review and comment on that revised document once it is filed.

3. In the same comment, explain how the revised disclosure document will be distributed.

Plans for the Company after the Merger, page 62

4. Refer to comment 6 in our last comment letter and your response in your letter dated

August 27, 2015. Please include the information you provide in your response in your revised filing.

Please direct any questions about these comments or your filings to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Xiaoxi Lin, Esq. (via email)